SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934



                             United Auto Group, Inc.
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                                (Name of Issuer)


                Voting Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


                                   909440 10 9
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                      (CUSIP Number of Class of Securities)


                              Philip N. Smith, Jr.
                       Trace International Holdings, Inc.
                           375 Park Avenue, 11th Floor
                            New York, New York 10152
                                 (212) 230-0400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 August 20, 1998
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                          (Date of Event which Requires
                            Filing of this Schedule)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

                                  SCHEDULE 13D
================================================================================
 1 | NAME OF REPORTING PERSON
   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   |
   | Marshall S. Cogan                       I.D.#
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 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
   |                                                                    (b)  |X|
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 3 | SEC USE ONLY
   |
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 4 | SOURCE OF FUNDS*
   | PF
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 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO     |_|
   | ITEMS 2(d) or 2(e)
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 6 | CITIZENSHIP OR PLACE OF ORGANIZATION
   | USA
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                    | 7  |    SOLE VOTING POWER
                    |    |    90,000 shares
      NUMBER OF     |-----------------------------------------------------------
       SHARES       | 8  |    SHARED VOTING POWER
    BENEFICIALLY    |    |    1,000 shares
      OWNED BY      |-----------------------------------------------------------
        EACH        | 9  |    SOLE DISPOSITIVE POWER
      REPORTING     |    |    90,000 shares
       PERSON       |-----------------------------------------------------------
        WITH        | 10 |    SHARED DISPOSITIVE POWER
                    |    |    1,000 shares
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11 |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   |
   |  91,000 shares
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12 |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|
   |
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13 |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   |  0.4%
   |
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14 |  TYPE OF REPORTING PERSON*
   |  IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
================================================================================
 1 | NAME OF REPORTING PERSON
   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   |
   | Trace International Holdings, Inc.      I.D.#58-1080969
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 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
   |                                                                    (b)  |X|
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 3 | SEC USE ONLY
   |
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 4 | SOURCE OF FUNDS*
   | WC, BK
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 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    |_|
   | ITEMS 2(d) or 2(e)
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 6 | CITIZENSHIP OR PLACE OF ORGANIZATION
   | Delaware
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                    | 7  |    SOLE VOTING POWER
                    |    |    4,016,110 shares
      NUMBER OF     |-----------------------------------------------------------
       SHARES       | 8  |    SHARED VOTING POWER
    BENEFICIALLY    |    |    0 shares
      OWNED BY      |-----------------------------------------------------------
        EACH        | 9  |    SOLE DISPOSITIVE POWER
      REPORTING     |    |    4,016,110 shares
       PERSON       |-----------------------------------------------------------
        WITH        | 10 |    SHARED DISPOSITIVE POWER
                    |    |    0 shares
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11 |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   |
   |  4,016,110 shares
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12 |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|
   |
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13 |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   |  20.5%
   |
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14 |  TYPE OF REPORTING PERSON*
   |  HC, CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is being filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Trace International Holdings, Inc. ("Trace International") and Marshall S. Cogan ("Mr. Cogan" and, together with Trace International, the "Filing Persons") and relates to the voting common stock, par value $0.0001 per share (the "Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company" or "UAG"). This Amendment No. 3 amends the Schedule 13D filed by Trace International and Mr. Cogan on April 2, 1997, as amended on August 27, 1997 and further amended on January 23, 1998.

Item 5.  Interest in Securities of the Issuer.

      The first paragraph of Item 5(a) is hereby amended and restated to read as follows:

      (a) The information given in this Amendment No. 3 is based on 19,621,310 shares of outstanding Common Stock as of April 21, 1998, as reported in the Company's Proxy Statement dated April 30, 1998. Mr. Cogan owns beneficially (as that term is defined in Rule 13d-3) 90,000 shares, including options to purchase 25,000 shares of Common Stock exercisable within 60 days, which represents less than approximately 0.4% of the outstanding Common Stock. Trace International owns beneficially (as that term is defined in Rule 13d-3) 4,016,110 shares, which represents approximately 20.5% of the outstanding Common Stock.

      The first paragraph of Item 5(b) is hereby amended and restated to read as follows:

      (b) Mr. Cogan has sole power to vote and to direct the disposition of 90,000 shares.

      The first paragraph of Item 5(c) is hereby amended and restated to read as follows:

      (c) Neither Trace International nor Mr. Cogan nor, to the knowledge of the Filing Persons, any of the other executive officers or directors of Trace International, engaged in any such transactions within the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

      Item 6 is hereby amended and supplemented by adding the following:

      Series U Preferred Stock
      ------------------------

            Pursuant to the terms of the Certificate of Designation of Trace International, dated August 19, 1998, ("Certificate of Designation") relating to the 10% Senior Exchangeable

      Preferred Stock, Series U, par value $.01 per share, with a liquidation preference of $1,000 per share ("Series U Preferred Stock"), Trace International issued 10,001 shares of the Series U Preferred Stock each share of which is exchangeable, upon the occurrence of certain events for $1,000 principal amount of Trace International's 10% Senior Secured Notes due 2003 (the "Exchange Notes").

            If more than 50% of the Common Stock held by Trace International or any of its subsidiaries is sold or transferred for an average sale price of less than $30.00 per share, within 15 days Trace International is required to make an offer to purchase all of the shares of the outstanding Series U Preferred Stock, at a purchase price specified in the Certificate of Designation.

            If the Series U Preferred Stock is not exchanged for the Exchange Notes by December 31, 1998, Trace International is required to redeem, to the extent funds are legally available, all outstanding shares of the Series U Preferred Stock. The redemption price, as specified in the Certificate of Designation, would equal the greater of (a) 100% of the liquidation preference per share ($1,000) plus without duplication an amount in cash equal to all accumulated and unpaid dividends per share (including an amount equal to a prorated dividend for the period from any dividend payment date immediately prior to the redemption date to the redemption date) and (b) the product of (i) the Conversion Amount (as defined in the Certificate of Designation) and (ii) the average Last Trade Price (as defined below) of the Common Stock for the ten trading days immediately preceding January 1, 1998.

      Exchange Notes
      --------------

            The Exchange Notes are convertible into a number of shares of Common Stock held by Trace International equal to the principal amount of the Exchange Notes divided by the Conversion Price (as defined below). Trace International may choose to satisfy any conversion with the delivery of cash or shares of Common Stock. Trace has elected to satisfy any conversion through the payment of cash; however, such election may be revoked at any time. The conversion price for the Exchange Notes into shares of Common Stock will equal $30.00 ("Conversion Price") provided that if the average of the last trade prices for the ten consecutive days ending on the trading day immediately prior to January 1, 1999 ("Average Last Trade Price") is less than $24.00 per share, then the Conversion Price will equal the product of 1.25 and the Average Last Trade Price.

            If more than 50% of the Common Stock held by Trace International or any of its subsidiaries is sold or transferred for an average sale price of less than $30.00 per share, within 15 days Trace International is required to make an offer to purchase all of the outstanding Exchange Notes.

            The Exchange Notes will be secured by a pledge of Common Stock. The number of shares of Common Stock pledged as collateral for the Exchange Notes (the "Pledged Shares") is equal to the product of 1.5 and the quotient of the outstanding principal amount of all the Exchange Notes divided by the Conversion Price.

      Securities Pledge Agreement
      ---------------------------

            All dividends and distributions on the Pledged Shares will be held as collateral for the Exchange Notes, provided, however, that Trace International is entitled to receive cash dividends (to the extent paid) on each share of Common Stock not exceeding $0.25 per annum so long as no Event of Default (as defined in the Form of Exchange Note) has occurred.

            So long as no Event of Default (as defined in the Exchange Note) has occurred, Trace International will be entitled to all voting and other consensual rights with respect to the Pledged Shares provided that Trace International is prohibited from exercising such rights in any manner which would have an adverse effect on the security intended to be provided by the Pledge Agreement.

Item 7.  Material to be Filed as Exhibits.

EXHIBIT 10.8 Certificate of Designation of Trace International, dated August 19, 1998, relating to the 10% Senior Exchangeable Preferred Stock, Series U, par value $.01 per share, with a liquidation preference of $1,000 per share, and Exhibits.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 1998

                                              TRACE INTERNATIONAL HOLDINGS, INC.

                                              By:/s/ Philip N. Smith, Jr.
                                                 -------------------------------
                                                 Name:  Philip N. Smith, Jr.
                                                 Title: Senior Vice President
                                                   and General Counsel

                                                 /s/ Marshall S. Cogan
                                                 -------------------------------
                                                 Name: Marshall S. Cogan